Exhibit 99.4

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

March 30, 2011	Trading Symbols: TSX Venture – MMR
OTC\BB – MMRSF
Web Site: www.madisonminerals.com

MADISON ARRANGES NON-BROKERED PRIVATE PLACEMENT

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that that it has, subject to regulatory approval, arranged a non-brokered private placement of 1,000,000 units at a price of $0.12 per unit to generate proceeds of $120,000. Each unit will consist of one common share of Madison and one warrant entitling the purchase of an additional share at a price of $0.16 per share for a period of two years.

The proceeds of the placement will be used for working capital.

To find out more about Madison Minerals Inc. (TSX-V: MMR; OTC\BB-MMRSF), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of
MADISON MINERALS INC.

“Chet Idziszek”
Chet Idziszek, President

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.